SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. . . . .) *


                             KALAN GOLD CORPORATION
                                (Name of Issuer)


                   Common Stock, par value $0.00001 per share
                         (Title of Class of Securities)


                                   48337-10-1
                                 (CUSIP Number)


                                PATRICK S.H. LIM
             60A JALAN 19/3, 46300 PETALING JAYA, SELANGOR, MALAYSIA
                               011 (603) 756 5082
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 April 20, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48337-10-1                                               PAGE 2 OF 11

1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

          LSH ASSET HOLDINGS SDN BHD


2) Check the Appropriate Box if a Member of a Group       (a)  /      /
                                                          (b)  /     /

3) SEC Use Only


4) Source of Funds

            OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6) Citizenship or Place of Organization

          Malaysia

      Number of            (7)  Sole Voting Power      25,245,000
      Shares
      Beneficially
      Owned by             (8)  Shared Voting Power
      Each
      Reporting            (9) Sole Dispositive Power  25,245,000
      Person
      With
                          (10) Shared Dispositive Power

11) Aggregate Amount Beneficially Owned by Each Reporting Person

             25,245,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /    /

13) Percent of Class Represented by Amount in Row (11)

             26.6%

14) Type of Reporting Person

              CO

CUSIP No. 48337-10-1                                               PAGE 3 OF 11

1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

          PATRICK SOON-HOCK LIM

2) Check the Appropriate Box if a Member of a Group           (a)  /     /
                                                              (b)  /    /

3) SEC Use Only


4) Source of Funds

            OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6) Citizenship or Place of Organization

          Malaysia


      Number of            (7)  Sole Voting Power      34,445,000
      Shares
      Beneficially
      Owned by             (8)  Shared Voting Power
      Each
      Reporting            (9) Sole Dispositive Power  34,445,000
      Person
      With
                          (10) Shared Dispositive Power

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                 34,445,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    /    /

13) Percent of Class Represented by Amount in Row (11)

                36.3%

14) Type of Reporting Person

                     IN

CUSIP No. 48337-10-1                                               PAGE 4 OF 11

1)      Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

        LIM HONG CHOO


2) Check the Appropriate Box if a Member of a Group       (a)  /      /
                                                          (b)  /     /

3) SEC Use Only


4) Source of Funds

            OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6) Citizenship or Place of Organization

          Malaysia

      Number of            (7)  Sole Voting Power      8,000,000
      Shares
      Beneficially
      Owned by             (8)  Shared Voting Power
      Each
      Reporting            (9) Sole Dispositive Power  8,000,000
      Person
      With
                          (10) Shared Dispositive Power

11) Aggregate Amount Beneficially Owned by Each Reporting Person

         8,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /    /

13) Percent of Class Represented by Amount in Row (11)

         8.4%

14) Type of Reporting Person

         IN

CUSIP No. 48337-10-1                                               PAGE 5 OF 11

1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons

          ANDREW LIM SU MING

2) Check the Appropriate Box if a Member of a Group           (a)  /      /
                                                              (b)  /     /

3) SEC Use Only


 4) Source of Funds

            OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6) Citizenship or Place of Organization

          Malaysia

      Number of            (7)  Sole Voting Power      8,000,000
      Shares
      Beneficially
      Owned by             (8)  Shared Voting Power
      Each
      Reporting            (9) Sole Dispositive Power  8,000,000
      Person
      With
                          (10) Shared Dispositive Power

11) Aggregate Amount Beneficially Owned by Each Reporting Person

          8,000,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares   /    /

13) Percent of Class Represented by Amount in Row (11)

          8.4 %

14) Type of Reporting Person

         IN

CUSIP No. 48337-10-1                                               PAGE 6 OF 11

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the shares of the common stock $.00001 par value ("Common Stock") of Kalan Gold Corporation, a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is at 60A Jalan 19/3, 46300 Petaling Jaya, Selangor, Malaysia.

Item 2.  Identity and Background.

         This statement on Schedule 13D is being filed by LSH Asset Holdings Sdn Bhd ("LSH"), a Malaysian corporation, Patrick Soon-Hock Lim ("PSL"), a Malaysian citizen, Lim Hong Choo ("LHC"), a Malaysian citizen, and Andrew Lim Su Ming ("ALS"), a Malaysian citizen (collectively, the "Reporting Persons").

         The address of the Reporting Persons, except for ALS, is 60A Jalan 19/3, 46300 Petaling Jaya, Selangor, Malaysia. The address of ALS is Flat 12, 31 Cotswold Way, Worcester Park, Surrey KT 48 LL, England.

         Approximately 99% of LSH's outstanding stock is owned by PSL and approximately 1% of LSH's outstanding stock is owned by LHC. LSH's principal business is to serve as a investment holding company for PSL. The principal occupation of PSL is President and CEO of the Issuer. The principal occupation of LHC is Director of LSH. LHC is PSL's wife. The principal occupation of ALS is Graduate Trainee at Warburg Dillion Reed, London, England. ALS is the son of PSL and LHC.

         None of the Reporting Persons, nor to the best knowledge and belief of LSH, any of its officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On April 20, 1999, the Reporting Persons acquired a total of 80,157,000 shares of Common Stock as a result of a reverse acquisition merger pursuant to an Agreement and Plan of Reorganization dated April 20, 1999 (the "Merger") which is filed as exhibit 1 to this statement and is incorporated by reference into this Item 3.

Item 4.  Purpose of Transaction.

         The Common Stock acquired by the Reporting Persons pursuant to the Merger was acquired for investment purposes. The Reporting Persons may be deemed to control the Issuer. Depending upon their evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, the effective yield on the Common Stock, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting

CUSIP No. 48337-10-1                                               PAGE 7 OF 11

Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock held by such person, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

         Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

   (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

   (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this statement, LSH directly beneficially owns 25,245,000 shares of Common Stock, or approximately 26.6% of the 94,990,999 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1999, as filed with the Securities and Exchange Commission on August 23, 1999 (the "Outstanding Shares"). As of the date of this statement, PSL directly beneficially owns 9,200,000 shares of Common Stock, or

CUSIP No. 48337-10-1                                               PAGE 8 OF 11

(b) approximately 9.7% of the Outstanding Shares. In addition, by virtue of the relationships described in this statement, PSL may be deemed to indirectly beneficially own the 25,245,000 shares of Common Stock directly beneficially held by LSH.

         As of the date of this statement, LHC directly beneficially owns 8,000,000 shares of Common Stock, or approximately 8.4% of the Outstanding Shares. As of the date of this statement, ALS directly beneficially owns 8,000,000 shares of Common Stock, or approximately 8.4% of the Outstanding Shares.

   (b) Each of LSH, PSL, LHC and ALS have power to vote or direct the vote and to dispose or direct the disposition of all shares of Common Stock directly beneficially owned by such Reporting Person. By virtue of the relationships described in this statement, PSL may be deemed to share the indirect power to vote and direct the disposition of the shares of Common Stock held by LSH.

   (c) On April 20, 1999, in connection with the Merger, LSH acquired 38,000,000 shares of Common Stock, PSL acquired 26,157,000 shares of Common Stock, LHC acquired 8,000,000 shares of Common Stock, and ALS acquired a total of 8,000,000 shares of Common Stock.

        On August 20, 1999, in a privately negotiated transaction, LSH transferred a total of 12,755,000 shares of Common Stock to certain individuals in consideration of past project management and consulting services rendered to LSH.

        On  August  20,  1999,  in  a  privately  negotiated  transaction,   PSL
transferred a total of 2,200,000 shares of Common Stock to Looi Hoi Fah, an officer and director of the Issuer, in consideration of past services rendered to PSL. On August 20, 1999, in separate privately negotiated transactions, PSL transferred 4,550,000; 4,520,000; 1,330,000 and 30,000 shares of Common Stock to certain individuals in consideration of past corporate and technical advisory services rendered to PSL. Also on August 20, 1999, in a privately negotiated transaction, PSL transferred total of 4,327,000 shares of Common Stock to certain individuals in consideration of the cancellation of certain indebtedness in the principal amount of approximately $216,350 owed by PSL.

    (d) Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock held by such Reporting Person. By virtue of the relationships described in this statement, PSL may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the shares of Common Stock held by LSH.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The   Reporting   Persons  have  not  entered   into  any   contractual
relationships with respect to any securities of the Issuer.

CUSIP No. 48337-10-1                                               PAGE 9 OF 11


Item 7.  Material to be Filed as Exhibits.

               1 Agreement and Plan of Reorganization dated as of April 20, 1999 among Kalan Gold Corporation and Animated Electronic Industries Sdn Bhd (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K/A dated July 2, 1999).

            2     Joint Filing Agreement among the Reporting Persons.

CUSIP No. 48337-10-1                                              PAGE 10 OF 11



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 2, 1999                   LSH ASSET HOLDINGS SDN BHD



                                            By: /s/ Patrick Soon-Hock Lim
                                            Name: Patrick Soon-Hock Lim
                                            Title:  Managing Director



                                            By:  /s/ Patrick Soon-Hock Lim



                                            By: /s/ Lim Hong Choo



                                            By: /s/ Andrew Lim Su Ming

CUSIP No. 48337-10-1                                              PAGE 11 OF 11


                                    Exhibit 1

                            AGREEMENT OF JOINT FILING


         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.00001 per share, of Kalan Gold Corporation and that this agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of November 2, 1999.



LSH ASSET HOLDINGS SDN BHD




By: /s/ Patrick Soon-Hock Lim
      --------------------------------------
      Name:  Patrick Soon-Hock Lim
      Title: Managing Director



By: /s/ Patrick Soon-Hock Lim



By: /s/ Lim Hong Choo



By: /s/ Andrew Lim Su Ming